FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of Jan, 2005

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___________

SIGNATURES
RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2004
Management Policy
Operating Results and Financial Conditions
GROUP POSITION
Directors
CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2004
SUPPLEMENTARY REPORT

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date January 31, 2005	By:	/s/	Hiroshi Kawashimo
(Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following material is included.

Results For The Fourth Quarter And The Fiscal Year Ended December 31, 2004

January 28, 2005

RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2004

CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual				Projected
	Year ended	Year ended		Year ended	Year ending
	December 31, 2004	December 31, 2003	Change(%)	December 31, 2004	December 31, 2005	Change(%)
Net sales	¥3,467,853	¥3,198,072	+ 8.4	$33,344,740	¥3,630,000	+ 4.7
Operating profit	543,793	454,424	+ 19.7	5,228,779	573,000	+ 5.4
Income before income taxes and minority interests	552,116	448,170	+ 23.2	5,308,808	580,000	+ 5.1
Net income	¥343,344	¥275,730	+ 24.5	$3,301,385	¥359,000	+ 4.6

Earnings per share:
- Basic	¥387.80	¥313.81	+ 23.6	$3.73	¥404.80	+ 4.4
- Diluted	386.78	310.75	+ 24.5	3.72	—	—

	Actual
	As of	As of		As of
	December 31, 2004	December 31, 2003	Change(%)	December 31, 2004
Total assets	¥3,587,021	¥3,182,148	+ 12.7	$34,490,587

Stockholders’ equity	¥2,209,896	¥1,865,545	+ 18.5	$21,249,000

Notes: 1.	Canon’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
2.	U.S. dollar amounts are translated from yen at the rate of JPY104= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2004, solely for the convenience of the reader.

NON-CONSOLIDATED RESULTS	(Millions of yen, except per share amounts)

	Actual			Projected
	Year ended	Year ended		Year ending
	December 31, 2004	December 31, 2003	Change(%)	December 31, 2005	Change(%)
Net sales	¥2,278,374	¥2,023,722	+ 12.6	¥2,440,000	+ 7.1
Operating profit	383,284	320,039	+ 19.8	403,000	+ 5.1
Ordinary profit	396,250	320,616	+ 23.6	417,000	+ 5.2
Net income	¥249,251	¥228,667	+ 9.0	¥263,000	+ 5.5

Earnings per share:
- Basic	¥281.30	¥260.03	+ 8.2	¥296.55	+ 5.4
- Diluted	280.50	257.50	+ 8.9	—	—
Dividend per share	65.00	50.00	—	65.00	—

	Actual
	As of	As of
	December 31, 2004	December 31, 2003	Change(%)
Total assets	¥2,384,803	¥2,059,317	+ 15.8

Stockholders’ equity	¥1,651,407	¥1,444,160	+ 14.4

Canon Inc. Headquarter office	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan Phone: +81-3-3758-2111

Management Policy

Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.

Management objectives

     Aiming to increase corporate value, Canon Inc. launched Phase II of its Excellent Global Corporation Plan in 2001. This five-year management initiative, which will conclude in 2005, targets the fulfillment of the following four conditions with the aim of completing Canon’s transition to a truly excellent global corporation:

1)	Securing the No. 1 position worldwide in all core business areas

2)	Building up R&D strength capable of continually creating new businesses

3)	Achieving a strong financial position

4)	Fostering a corporate culture whereby all employees work ardently to achieve the company’s goals

Mid- to long-term management strategies

     In order to achieve the objectives above, we have implemented the following mid- to long-term management strategies:

1)	Becoming No.1 in all core businesses

     Among our core businesses, we continue to maintain the No. 1 worldwide market share in the areas of copying machines and laser beam printers, through introducing competitive products in the marketplace. Going forward we will continue efforts not only to maintain our current No. 1 position, but also further expand our current market shares. To do this, we will promote the shift to office color by introducing advanced-feature color models at lower price points, and will focus on cultivating the significant latent demand of emerging markets. In addition, we will strive to create new business opportunities while leading the way in developing the “print-on-demand” market with high-speed copiers, and expanding service businesses that offer document solutions.

     With regard to digital cameras, through the consecutive launches of competitive products that exploit our expertise in optical and image-processing technologies, we aim to capture the top market-share position. And as the digital camera market matures, we seek to further expand sales of high-value-added digital SLR cameras, which are differentiated from the competition by such innovations as our independently developed CMOS sensor. We also aim to expand our profits and market share in the compact digital camera segment. Here, we are focusing on further improving product features and strengthening cost competitiveness through such means as reducing the number of parts required and in-house production.

     In the field of inkjet printers, we aim to strengthen our lineup of photo printers by further improving image quality and print speeds. We will also strengthen our lineup of multifunction devices amid the continued growth in demand for these products. In addition to digital cameras and printers, we will also work to expand the home photo-printing market by further enhancing photo-print software and print media products.

     Canon is uniquely positioned as one of the few companies to possess world-leading technology for both cameras and photo-quality color printers. Fully utilizing this advantage and Canon’s high brand recognition, we will continue to focus on becoming No.1 in the home photo-printing market.

     In the area of semiconductor production equipment, we will strive to achieve the No. 1 position in the industry by launching industry-leading new products ahead of our competitors. Furthermore, in the aligner market for large LCD panels, where we maintain the No. 1 market share, we will further solidify our leadership position and also investigate the possibility of entering the aligner market for small and medium-size LCD panels

2)	Strengthening R&D

     To become No. 1 in all core businesses and create new areas of business, we will further concentrate our efforts on boosting the company’s R&D strength. This endeavor will focus on thoroughly bolstering product-“engine,” platform, and common base technologies. Also, by strengthening our concurrent product development structure, which functions in unison with our production operations, we will work to improve product quality while also achieving cost reductions.

     In order to accelerate product development and curtail costs, we aim to realize “prototype-less design” through the effective utilization of 3D-CAD systems, eliminating, to the extent possible, physical prototypes from the design process. Moreover, we will work to bolster our infrastructure through the establishment of new facilities, such as our leading-edge technology and production technology centers, which will play an important role toward future development.

3)	Achieving a strong financial position

     We believe that the establishment of a healthy financial constitution is essential for the realization of continued corporate growth. While Canon has been actively strengthening its financial position, we will continue to promote cash-flow management to achieve financial strength befitting a truly excellent global company.

     In addition to the management strategies outlined above, we will continue working to establish the “Three Regional Headquarters System” by strengthening the headquarters functions of Canon’s regional marketing headquarters in Europe and the Americas. We have also been actively reorganizing Canon Group manufacturing and sales companies in Japan to achieve an optimal organization structure and bolster the competitive strength of each company, and will review the overall structure to allow us to respond quickly to changing circumstances. Overseas, mainly through our sales companies, we have strengthened sales networks to support our solutions business, and adopted a new streamlined sales organization in the EU that better responds to market integration in the region. We are also keeping a close eye on the expanding Chinese market and plan to strengthen our sales structure there as well.

     Other measures being undertaken to improve profitability for the Canon Group include: expanding and deepening production reform activities and spreading this to all production facilities; developing and introducing innovative tools for factory automation; strengthening supply-chain management in order to shorten production lead times and reduce inventories; and promoting the in-house production of key components. Also, in the area of procurement reform measures, we are actively working on the establishment of a highly effective parts-procurement system, based on the consolidation of the suppliers we use, as a means of improving Group profits.

     Through these activities we will target growth for the Canon Group and seek to heighten Canon’s corporate value as represented by such financial indicators as ROA (Return on Assets) and ROE (Return on Equity).

Business challenges and countermeasures

     One of the challenges that Canon faces is the establishment of stable business management that offers resilience against the influence of exchange rate fluctuations. With an overseas sales ratio of more than 70%, we are heavily exposed to this risk. For the short term, we will work to mitigate the impact of changes in exchange rates by increasing product development speed, which will facilitate the introduction of new products priced to reflect the latest foreign exchange levels, and further reducing costs through such reform activities as integrating development and production activities.

     For the long term, we will establish product development operations in the United States and Europe, enabling each region—Japan, the Americas and Europe—to develop, produce and export its own products worldwide. Through the realization of international diversification across our production and marketing operations, we believe that the impact of exchange rate fluctuations can be minimized.

     We also view environmental concerns as a management issue of extreme importance. From the product development stage through to production, sales, use, recovery and recycling, we focus our efforts on creating environmentally conscious products designed with energy savings, resource conservation, and the elimination of harmful substances in mind. In addition to the development of recycling systems and the expansion of green procurement, we actively disclose environmental information and support local environmental activities.

     Cultivating future growth business areas represents another important business challenge. Through the establishment in October 2004 of a joint venture with Toshiba Corporation for the development and production of SED panels, a first step toward full-scale operations, we are preparing for our entry into the display business, a sector in which growth is expected in the future.

Corporate governance policies and implementation of related measures

     Canon, recognizing the extreme importance of bolstering management supervision functions aimed at increasing management transparency and achieving management objectives, has been implementing various measures to improve its corporate governance. In this manner, we are striving to continuously elevate the company’s corporate value.

1)	Implementation of corporate governance measures

     In addition to our board of directors and board of corporate auditors, Canon Inc. has also created an original system of internal audit for the further development of its corporate governance.

     There are currently 27 directors on the company’s board. In order to realize a more streamlined and efficient management decision-making process, Canon has not adopted the outside director system. Under the current system, as a general rule, all matters of importance are decided at board and management meetings attended by all directors. Moreover, various cross-company management strategy advisory committees have been established to address important management themes. Each committee serves to accelerate and rationalize the decision-making process while supplementing the business-division system and performing a checking function.

     Canon’s Board of Corporate Auditors consists of four members, two of whom are outside corporate auditors. In accordance with the Board of Corporate Auditors’ auditing policies and their assigned duties, the auditors attend board, management, and various committee meetings, listen to business reports from the directors and others, carefully examine documents related to important decisions, and conduct strict audits of the company’s business and assets.

     With regard to external audits, we established regulations related to the prior approval of policies and procedures for both auditing and non-auditing services to reinforce the independence of our accounting firms. Based on the regulations, the board of corporate auditors must approve in advance the content and related amounts of contracts between the accounting firms and the company before they are entered into.

     Furthermore, the Corporate Audit Center, which serves as an internal auditing division, conducts audits covering such areas as compliance and internal control systems, and provides assessments and proposals. The various relevant administrative divisions also work very closely with the Corporate Audit Center to inspect such areas as quality, environmental issues, information security and physical security.

     The company has also established a code of conduct, which calls on all Canon Group employees to strictly observe and comply with all laws as well as company rules and regulations. This Canon Code of Conduct Handbook, which is available in nine different languages, has been distributed to all employees to further raise awareness of compliance throughout the entire Canon Group.

     Canon has made a practice of keeping shareholders and other investors abreast of management conditions through corporate policy briefings, quarterly announcements of operating results, and the company’s Web site, and will continue to actively promote accurate and timely disclosure of information.

     Through these measures, Canon will continue to strengthen its corporate governance system, based on management’s strong sense of mission and ethics.

2)	Overview of relationship between the company and outside corporate auditors in regard to personal, capital, business relationships and other stakeholders

There are no special interests between the company and its two outside corporate auditors.

3)	Measures implemented over the past year aimed at improving and enhancing corporate governance

     In January 2004 we established standing committees, namely the Corporate Ethics and Compliance Committee and Internal Control Committee, with the president appointed as chairman of both groups. Accordingly, the purpose of the Corporate Ethics and Compliance Committee is to examine, from various viewpoints, Canon’s social responsibilities and to convey the findings to the company with the intention of raising compliance and ethical awareness. Moreover, in January 2005 the related administrative department, which had been part of the General Affairs Headquarters, was made an independent unit—the Corporate Ethics and Compliance Administration Office—under the direct control of the company’s president. A company director was appointed to head the office, which aims to improve the transparency and soundness of corporate activities while fostering a corporate culture characterized by an increased awareness of corporate ethics and compliance.

     The Internal Control Committee not only serves to ensure the reliability of the company’s financial reporting in accordance with the Sarbanes-Oxley Act, but also aims to ensure the effectiveness and efficiency of our business operations, as well as compliance with related laws, regulations and internal controls. The committee performs reviews on control systems for the entire Canon Group and has documented control activities related to the company’s operations. Going forward, the committee will evaluate and bolster documented internal-control processes and, at the same time, intensify efforts targeting more efficient operation processes.

Basic policy regarding profit distribution

     With regard to profit distribution, Canon gives the highest priority to cash dividend distribution. In accordance with this policy, and based on our strong performance in fiscal year 2004, Canon decided to propose at the upcoming Ordinary General Meeting of Shareholders an increase in its full-year dividend per share from 50 yen in 2003, to 65 yen for the fiscal year ended on December 31, 2004.

     As for future dividends, we intend to maintain a stable dividend payment policy which, whenever possible, reflects our performance on a consolidated basis and also comprehensively takes into account such factors as our financial situation and capital requirements to fund future business expansion and improve profitability.

     As for internal cash reserves, such funds will be used to support investment in such areas as current business expansion, new business cultivation and strengthening our operating base.

Basic policy regarding share trading unit

     Canon maintains a basic policy of regularly reviewing its share trading unit from the standpoint of enhancing liquidity and stimulating broader investor participation.

     In view of this policy, the company changed the number of shares that constitute one trading unit from 1,000 to 100, effective May 6, 2004.

Operating Results and Financial Conditions

2004 in Review

Looking back at the global economy in 2004, although the U.S. economy experienced a temporary slowdown in the second half of the year due to the diminishing effectiveness of tax cuts, the high price of crude oil, and rising interest rates, economic growth was realized as consumer spending increased modestly, and an upturn in corporate earnings fueled continued growth in private-sector capital spending. Economic growth in Europe remained moderate through 2004, held back somewhat in the second half by a sluggish world economy combined with high oil prices and the negative impact of the appreciation in value of the euro. In Asia, China’s economy continued to achieve steady growth, driven by strong consumer spending and increased capital investment, while other Asian economies were also in recovery mode. In Japan, while the economy slowed down somewhat in the second half due to the global downward economic trend, the economy continued to recover gradually, supported by stable consumer spending and an increase in capital investment.

As for the markets in which the Canon Group operates, although sales of digital cameras slowed in Japan due to a rising household penetration rate, demand overseas, especially in Europe, continued to grow significantly during the term. Demand for network digital multifunction devices (MFDs) remained strong, especially in the office market, fueled by the shift toward multifunctionality and color. Although the market for computer peripherals, including printers, grew overall, mainly among color models, the segment experienced severe price competition and a shift in demand for lower priced models offering improved functionality. In the field of optical equipment, capital spending for semiconductor-production equipment recovered strongly owing to such factors as the sustained high demand for memory devices resulting from replacement demand for personal computers, and a growing digital consumer electronics market, along with the high rate of capacity utilization by semiconductor manufacturers. Moreover, increased demand for liquid crystal display (LCD) televisions fueled growth in the market for projection aligners, which are used in the production of LCDs.

The average value of the yen for the year was ¥108.12 to the U.S. dollar and ¥134.57 to the euro, representing a year-on-year increase of 7% against the U.S. dollar, and a decrease of 3% against the euro.

Amid these conditions, Canon’s consolidated net sales in 2004 increased by 8.4% from the year-ago period to ¥3,467.9 billion (U.S.$33,345 million), boosted by a significant rise in sales of digital cameras and color network MFDs, along with a substantial increase in sales of semiconductor-production equipment. Net income in 2004 increased by 24.5% from the year-ago period to ¥343.3 billion (U.S.$3,301 million), marking all-time highs for both net sales and net income, and the fifth consecutive year of sales and profit growth. Despite ongoing production-reform efforts during the term and the timely launch of competitive new products, the gross profit ratio decreased 0.9% from the year ago period to 49.4%, mainly due to severe price competition and the appreciation of the yen against the U.S. dollar. Although R&D expenditures grew by ¥16.2 billion (U.S.$155 million) to ¥275.3 billion (U.S.$2,647 million) along with increased advertising and sales-promotion spending, selling, general and administrative expenses for the year increased by just 1.3% year on year, mainly due to other selling, general and administrative expenses remaining at a lower level than the year-ago period, coupled with a ¥17.1 billion (U.S.$165 million) gain realized from the return to the Japanese Government of the substitutional portion of the Employees’ Pension Funds (EPF) that the company and certain of its subsidiaries in Japan had operated. Consequently, operating profit in 2004 totaled ¥543.8 billion (U.S.$5,229 million), a substantial year-on-year increase of 19.7%. Other income (deductions) improved by ¥14.6 billion (U.S.$140 million), attributable to gains from sales of stock of subsidiary companies which totaled ¥9.1 billion (U.S.$87.5 million), along with a decrease in currency exchange losses and improved equity gains (losses) of affiliated companies. As a result, income before income taxes and minority interests in 2004 totaled ¥552.1 billion (U.S.$5,309 million), a year-on-year increase of 23.2%. With an effective tax rate during the year of 35.1%, which was 1.2% lower than the year before, net income in 2004 totaled ¥343.3 billion (U.S.$3,301 million), surpassing the ¥300 billion mark for the first time.

Basic earnings per share for the year were ¥387.80 (U.S.$3.73), a year-on-year increase of ¥73.99 (U.S.$0.71).

Results by Product Segment

In the business machine segment, demand for network digital MFDs, which are grouped in the “office imaging products” sub-segment, indicates a shift from monochrome to color models, as well as a trend toward higher-end features. Additionally, the Color imageRUNNER C3200/iR C3200N, Canon’s first color offering in the powerful imageRUNNER-series lineup, continued to sell well in both the domestic Japanese and overseas markets. The iR C3100 and the high-end model iR C6800, introduced in Japan in the second half of 2003, were also launched in Europe and the United States in the first half of 2004 and have also been well received in these markets. The iR C3220/iR C3220N, which succeeds the iR C3200, and the iR C2620/iR C2620N were launched last September and have also been well received. Among monochrome network digital MFDs, such low-end models as the iR1600/2000 series recorded considerable sales increases, while mid-level models, such as the iR2200 series, and high-end models, such as the iR5000 series, also achieved strong sales. Overall, sales of office imaging products in 2004 realized a year-on-year increase of 3.6%. In the “computer peripherals” sub-segment, laser beam printers enjoyed a year-on-year increase in unit sales of nearly 20%, with color models registering a significant increase in sales along with monochrome systems, particularly personal-use models, also displaying growth. Despite the effects of the yen’s appreciation against the U.S. dollar and a shift in demand toward lower priced models in the monochrome and color segment, laser beam printer sales substantially increased due to an increase in sales of color models. Inkjet printers recorded an approximately 20% increase in unit sales with the PIXMA iP3100 and iP4100 models selling briskly, especially in Japan and Europe, along with the PIXMA MP700 and MultiPASS MP370 high-speed multifunction systems, sales value increased, despite the effects of price competition. Consequently, even with the appreciation of the yen against the U.S. dollar, sales of computer peripherals overall for the year recorded an increase of 5.6%. Sales of “business information products”, including computers, micrographics and calculators, decreased by 5.2% due to the intentional curtailing of personal computer sales in the domestic market. Collectively, sales of business machines for the year totaled ¥2,388.0 billion (U.S.$22,961 million), a year-on-year increase of 4.1%. Despite the effects of the stronger yen, the gross profit ratio remained at the year-ago level, supported by cost reduction efforts, and the sales-to-expense ratio declined, resulting in operating profit of ¥521.1 billion (U.S.$5,010 million) for the business machine segment, a year-on-year increase of 7.3%. In the first quarter of 2004, Canon reclassified information systems-related sales by subsidiaries to better reflect the product relationship. These sales, which had previously been grouped with “optical and other products,” are now included in the “office imaging products” sub-segment. Accordingly, previous-year sales for each category have been reclassified in line with the change.

Within the camera segment, amid the continued strong demand for digital models worldwide, sales of compact digital cameras showed significant growth, boosted by the launch of sixteen new PowerShot-series models for the year, in particular the PowerShot Pro1 and the PowerShot SD300 Digital ELPH which have recorded strong sales. Canon’s digital SLR cameras also continued to enjoy robust growth, bolstered by strong sales of the EOS Digital Rebel, launched in September 2003, and the successor to the EOS 10D, the EOS 20D, which was introduced in September of last year. As a result, unit sales of digital cameras grew by nearly 60% compared with the year-ago period. In the field of digital video camcorders, new models such as the Optura 500/400, Elura 70/65/60 and Optura 40/30 achieved favorable sales during the year. Consequently, camera sales overall grew 16.8%, achieving total sales of ¥763.1 billion (U.S.$7,337 million). While the operating profit ratio decreased by 2.2%, as the gross profit ratio declined slightly due to the effects of the stronger yen and price competition, along with increased advertising and sales-promotion spending, the operating profit for the camera segment increased 3.5% to ¥ 130.8 billion (U.S.$1,258 million), due to increase in unit sales of digital cameras.

In the optical and other products segment, sales of aligners for the production of LCDs realized notable growth as the PC monitor industry continued to shift from CRT to LCD computer displays, and the LCD television market continued to expand. Sales of steppers, used for the production of semiconductors, also increased as investment in semiconductor-production equipment showed a recovery owing to the improved conditions in the semiconductor-device market. As a result, sales for the segment increased by 26.9% to ¥316.8 billion (U.S.$3,046 million). The operating profit ratio for the segment improved substantially due to the significant growth in unit sales, enabling the optical and other products segment to record an operating profit of ¥28.8 billion (U.S.$277 million), compared with an operating loss of ¥9.9 billion for the same period of the previous year.

Cash Flow

In the twelve months ended December 31, 2004, Canon maintained cash flow from operating activities of ¥ 561.5 billion (U.S.$5,399 million), a year-on-year increase of ¥95.9 billion (U.S.$922 million), reflecting the substantial growth in sales and increased cash proceeds from sales, combined with a substantial increase in net income. Capital expenditure totaled ¥318.7 billion (U.S.$3,065 million), which was used mainly to expand production capabilities in both domestic and overseas regions, as well as to bolster the company’s R&D-related infrastructure. Cash flow from investing activities totaled ¥252.9 billion (U.S.$2,432 million). As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled positive ¥308.6 billion (U.S.$2,967 million), passing the ¥300 billion mark for the first time.

Cash flow from financing activities recorded an outlay of ¥102.3 billion (U.S.$983 million), mainly resulting from active efforts to repay loans toward the goal of improving the company’s financial position and an increase in the dividend payout. Consequently, cash and cash equivalents, which totaled ¥887.8 billion (U.S.$8,536 million), representing a ¥197.5 billion (U.S.$1,899 million) increase from the end of the previous year, remained at a high level.

Non-consolidated Results and Dividend

Canon Inc.’s non-consolidated net sales in 2004 grew by 12.6% to ¥2,278.4 billion (U.S.$21,907 million) while ordinary profit increased by 23.6% to ¥396.3 billion (U.S.$3,810 million). Non-consolidated net income also increased by 9.0 % to ¥249.3 billion (U.S.$2,397 million), owing to a gain realized through exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the Employees’ Pension Fund.

In response to continued shareholder support, the Board of Directors intend to propose a ¥15 (U.S.$0.14) increase in the company’s year-end dividend to ¥40 (U.S.$0.39) which, when combined with the interim dividend of ¥25 (U.S.$0.24), would bring the company’s annual dividend rate to ¥65 (U.S.$0.63) per share.

Outlook

Regarding the outlook for the global economy, although global economic prospects remain uncertain due to rising oil prices, which could adversely affect consumer spending, and exchange rate trends, the global economy is likely to continue its course toward recovery.

In the businesses in which Canon is involved, the digital camera market is expected to continue enjoying rapid growth, particularly in overseas markets. As for network digital MFDs and laser beam printers, while stable demand is projected for full-color models, severe price competition and shifting demand toward lower priced models is expected to adversely affect sales. Within the semiconductor-production equipment market, the pace of new orders will probably slow down somewhat, as semiconductor manufacturers grow more cautious in their capital investment spending. In the market for projection aligners used in the production of LCDs, demand is also expected to decline gradually as the trend toward increased capital investment tapers off.

In fiscal 2005 Canon anticipates consolidated net sales of ¥3,630.0 billion (U.S.$34,904 million), consolidated income before income taxes of ¥580.0 billion (U.S.$5,577 million), and consolidated net income of ¥359.0 billion (U.S.$3,452 million). The company also forecasts non-consolidated net sales of ¥2,440.0 billion (U.S.$23,462 million), non-consolidated ordinary profit of ¥417.0 billion (U.S.$4,010 million), and non-consolidated net income of ¥263.0 billion (U.S.$2,529 million), aiming for the sixth consecutive year of sales and profit growth in both consolidated and non-consolidated results. These forecasts assume currency exchange rates of ¥103 to the U.S. dollar and ¥135 to the euro. Although uncertainty surrounds several factors that could affect currency exchange rates, the yen is expected to be stronger against the U.S. dollar by approximately 5%, and the same against the euro compared with 2004.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

GROUP POSITION

1. NUMBER OF GROUP COMPANIES

2. GROUP STRUCTURE AND MAJOR GROUP COMPANIES

Notes:	1. The companies with (*) are affiliated companies (equity method).
2. Following subsidiaries are listed on domestic stock exchange.
Tokyo Stock Exchange (1st section): Canon Sales Co., Inc., Canon Electronics Inc., Canon Finetech Inc.
Tokyo Stock Exchange (2nd section): Canon Software Inc.
JASDAQ: Nisca Corporation.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

1. CONSOLIDATED STATEMENTS OF INCOME

Result for the fourth quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
	December 31, 2004	December 31, 2003	Change(%)		December 31, 2004
Net sales	¥981,129	¥894,885	+	9.6	$9,433,933
Cost of sales	503,343	450,674			4,839,837

Gross profit	477,786	444,211	+	7.6	4,594,096
Selling, general and administrative expenses	345,668	331,323			3,323,731

Operating profit	132,118	112,888	+	17.0	1,270,365
Other income (deductions):
Interest and dividend income	2,401	2,577			23,087
Interest expense	(780)	(972)			(7,500)
Other, net	(4,226)	835			(40,635)

	(2,605)	2,440			(25,048)

Income before income taxes and minority interests	129,513	115,328	+	12.3	1,245,317
Income taxes	45,362	37,872			436,173

Income before minority interests	84,151	77,456			809,144
Minority interests	3,363	2,498			32,336

Net income	¥80,788	¥74,958	+	7.8	$776,808

Note:
Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in net gains(losses) on derivative financial instruments and change in minimum pension liability adjustments. Comprehensive income for the three months ended December 31, 2004 and 2003 were JPY70,967 million (U.S.$682,375 thousand) and JPY69,876 million, respectively.

Result for the fiscal year

					Thousands of
	Millions of yen				U.S. dollars
	Year ended	Year ended			Year ended
	December 31, 2004	December 31, 2003	Change(%)		December 31, 2004
Net sales	¥3,467,853	¥3,198,072	+	8.4	$33,344,740
Cost of sales	1,754,510	1,589,172			16,870,288

Gross profit	1,713,343	1,608,900	+	6.5	16,474,452
Selling, general and administrative expenses	1,169,550	1,154,476			11,245,673

Operating profit	543,793	454,424	+	19.7	5,228,779
Other income (deductions):
Interest and dividend income	7,118	9,284			68,442
Interest expense	(2,756)	(4,627)			(26,500)
Other, net	3,961	(10,911)			38,087

	8,323	(6,254)			80,029

Income before income taxes and minority interests	552,116	448,170	+	23.2	5,308,808
Income taxes	194,014	162,653			1,865,520

Income before minority interests	358,102	285,517			3,443,288
Minority interests	14,758	9,787			141,903

Net income	¥343,344	¥275,730	+	24.5	$3,301,385

Note:
Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in net gains (losses) on derivative financial instruments and change in minimum pension liability adjustments. Comprehensive income for the years ended December 31, 2004 and 2003 were JPY385,307 million (U.S.$3,704,875 thousand) and JPY298,922 million, respectively.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. DETAILS OF SALES

Result for the fourth quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Sales by product	December 31, 2004	December 31, 2003	Change(%)		December 31, 2004
Business machines:
Office imaging products	¥301,134	¥283,766	+	6.1	$2,895,519
Computer peripherals	331,999	296,220	+	12.1	3,192,298
Business information products	32,547	29,201	+	11.5	312,952

	665,680	609,187	+	9.3	6,400,769
Cameras	250,755	213,984	+	17.2	2,411,106
Optical and other products	64,694	71,714	–	9.8	622,058

Total	¥981,129	¥894,885	+	9.6	$9,433,933

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Sales by region	December 31, 2004	December 31, 2003	Change(%)		December 31, 2004
Japan	¥239,868	¥227,953	+	5.2	$2,306,423
Overseas:
Americas	310,423	282,579	+	9.9	2,984,837
Europe	322,884	278,323	+	16.0	3,104,654
Other areas	107,954	106,030	+	1.8	1,038,019

	741,261	666,932	+	11.1	7,127,510

Total	¥981,129	¥894,885	+	9.6	$9,433,933

Result for the fiscal year

					Thousands of
	Millions of yen				U.S. dollars
	Year ended	Year ended			Year ended
Sales by product	December 31, 2004	December 31, 2003	Change(%)		December 31, 2004
Business machines:
Office imaging products	¥1,120,972	¥1,081,995	+	3.6	$10,778,577
Computer peripherals	1,149,914	1,089,312	+	5.6	11,056,865
Business information products	117,067	123,493	–	5.2	1,125,644

	2,387,953	2,294,800	+	4.1	22,961,086
Cameras	763,079	653,540	+	16.8	7,337,298
Optical and other products	316,821	249,732	+	26.9	3,046,356

Total	¥3,467,853	¥3,198,072	+	8.4	$33,344,740

					Thousands of
	Millions of yen				U.S. dollars
	Year ended	Year ended			Year ended
Sales by region	December 31, 2004	December 31, 2003	Change(%)		December 31, 2004
Japan	¥849,734	¥801,400	+	6.0	$8,170,519
Overseas:
Americas	1,059,425	1,045,166	+	1.4	10,186,779
Europe	1,093,295	969,042	+	12.8	10,512,452
Other areas	465,399	382,464	+	21.7	4,474,990

	2,618,119	2,396,672	+	9.2	25,174,221

Total	¥3,467,853	¥3,198,072	+	8.4	$33,344,740

Notes:
Beginning first quarter of 2004, Canon has changed classification of product categories with regards to information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

1.	The primary products included in each of the product segments are as follows:
Business machines:
Office imaging products: Office network digital multifunction devices (MFDs) / Color network digital MFDs / Office copying machines / Personal-use copying machines / Full-color copying machines / etc.
Computer peripherals: Laser beam printers / Single function inkjet printers / Inkjet multifunction peripherals / Image scanners / etc.
Business information products: Computer information systems / Micrographic equipment / Personal information products / etc.
Cameras: SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.
Optical and other products: Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Components/ etc.

2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. SEGMENT INFORMATION BY PRODUCT

Result for the fourth quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
	December 31, 2004	December 31, 2003	Change(%)		December 31, 2004
Business machines
Net sales:
Unaffiliated customers	¥665,680	¥609,187	+	9.3	$6,400,769
Intersegment	—	—		—	—

Total	665,680	609,187	+	9.3	6,400,769

Operating cost and expenses	532,958	482,763	+	10.4	5,124,596

Operating profit	132,722	126,424	+	5.0	1,276,173

Cameras
Net sales:
Unaffiliated customers	¥250,755	¥213,984	+	17.2	$2,411,106
Intersegment	—	—		—	—

Total	250,755	213,984	+	17.2	2,411,106

Operating cost and expenses	211,158	176,155	+	19.9	2,030,366

Operating profit	39,597	37,829	+	4.7	380,740

Optical and other products
Net sales:
Unaffiliated customers	¥64,694	¥71,714	–	9.8	$622,058
Intersegment	36,006	28,279	+	27.3	346,211

Total	100,700	99,993	+	0.7	968,269

Operating cost and expenses	97,256	106,812	–	8.9	935,154

Operating profit	3,444	(6,819)		—	33,115

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(36,006)	(28,279)		—	(346,211)

Total	(36,006)	(28,279)		—	(346,211)

Operating cost and expenses	7,639	16,267	–	53.0	73,452

Operating profit	(43,645)	(44,546)		—	(419,663)

Consolidated
Net sales:
Unaffiliated customers	¥981,129	¥894,885	+	9.6	$9,433,933
Intersegment	—	—		—	—

Total	981,129	894,885	+	9.6	9,433,933

Operating cost and expenses	849,011	781,997	+	8.6	8,163,568

Operating profit	132,118	112,888	+	17.0	1,270,365

Notes:	1.
Beginning first quarter of 2004, Canon has changed classification of product categories with regards to information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

2.
General corporate expenses of JPY43,583 million (U.S.$419,067 thousand) and JPY44,547 million in the three months ended December 31, 2004 and 2003, respectively, are included in “Corporate and Eliminations.” For the fiscal year ended December 31, 2004,a gain of JPY3,372 million (U.S.$32,423 thousand) is also included, which relates to the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Result for the fiscal year

					Thousands of
	Millions of yen				U.S. dollars
	Year ended	Year ended		Change(%)	Year ended
	December 31, 2004	December 31, 2003			December 31, 2004
Business Machines
Net sales:
Unaffiliated customers	¥2,387,953	¥2,294,800	+	4.1	$22,961,086
Intersegment	—	—		—	—

Total	2,387,953	2,294,800	+	4.1	22,961,086

Operating cost and expenses	1,866,869	1,809,235	+	3.2	17,950,663

Operating profit	521,084	485,565	+	7.3	5,010,423

Assets	1,338,817	1,266,881	+	5.7	12,873,240
Depreciations and amortization	115,830	118,806	–	2.5	1,113,750
Capital expenditure	134,128	106,013	+	26.5	1,289,692

Cameras
Net sales:
Unaffiliated customers	¥763,079	¥653,540	+	16.8	$7,337,298
Intersegment	—	—		—	—

Total	763,079	653,540	+	16.8	7,337,298

Operating cost and expenses	632,281	527,222	+	19.9	6,079,625

Operating profit	130,798	126,318	+	3.5	1,257,673

Assets	399,207	317,672	+	25.7	3,838,529
Depreciations and amortization	21,880	17,712	+	23.5	210,385
Capital expenditure	39,783	25,894	+	53.6	382,529

Optical and Other Products
Net sales:
Unaffiliated customers	¥316,821	¥249,732	+	26.9	$3,046,356
Intersegment	138,419	132,389	+	4.6	1,330,952

Total	455,240	382,121	+	19.1	4,377,308

Operating cost and expenses	426,408	392,004	+	8.8	4,100,077

Operating profit	28,832	(9,883)		—	277,231

Assets	418,418	412,117	+	1.5	4,023,250
Depreciations and amortization	24,895	20,276	+	22.8	239,375
Capital expenditure	52,264	31,170	+	67.7	502,539

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(138,419)	(132,389)		—	(1,330,952)

Total	(138,419)	(132,389)		—	(1,330,952)

Operating cost and expenses	(1,498)	15,187		—	(14,404)

Operating profit	(136,921)	(147,576)		—	(1,316,548)

Assets	1,430,579	1,185,478	+	20.7	13,755,568
Depreciations and amortization	30,087	26,810	+	12.2	289,298
Capital expenditure	92,555	46,961	+	97.1	889,952

Consolidated
Net sales:
Unaffiliated customers	¥3,467,853	¥3,198,072	+	8.4	$33,344,740
Intersegment	—	—		—	—

Total	3,467,853	3,198,072	+	8.4	33,344,740

Operating cost and expenses	2,924,060	2,743,648	+	6.6	28,115,961

Operating profit	543,793	454,424	+	19.7	5,228,779

Assets	3,587,021	3,182,148	+	12.7	34,490,587
Depreciations and amortization	192,692	183,604	+	4.9	1,852,808
Capital expenditure	318,730	210,038	+	51.7	3,064,712

Notes:	1.
Beginning first quarter of 2004, Canon has changed classification of product categories with regards to information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

2.
General corporate expenses of JPY136,929 million (U.S.$1,316,625 thousand) and JPY147,616 million in the years ended December 31, 2004 and 2003, respectively, are included in “Corporate and Eliminations.” For the fiscal year ended December 31, 2004,a gain of JPY17,141 million (U.S.$164,817 thousand) is also included, which relates to the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.

3.
Corporate assets of JPY1,430,599 million (U.S.$13,755,760 thousand) and JPY1,185,506 million as of December 31, 2004 and 2003, respectively, which mainly consist of cash and cash equivalents, marketable securities, investments and corporate properties, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. SEGMENT INFORMATION BY GEOGRAPHIC AREA

Result for the fiscal year

					Thousands of
	Millions of yen				U.S. dollars
	Year ended	Year ended			Year ended
	December 31, 2004	December 31, 2003	Change(%)		December 31, 2004
Japan
Net sales:
Unaffiliated customers	¥919,153	¥856,851	+	7.3	$8,838,010
Intersegment	1,882,973	1,662,172	+	13.3	18,105,509

Total	2,802,126	2,519,023	+	11.2	26,943,519

Operating cost and expenses	2,206,141	2,025,442	+	8.9	21,212,894

Operating profit	595,985	493,581	+	20.7	5,730,625

Assets	1,793,679	1,600,726	+	12.1	17,246,913

Americas
Net sales:
Unaffiliated customers	¥1,057,066	¥1,044,998	+	1.2	$10,164,096
Intersegment	8,863	8,101	+	9.4	85,221

Total	1,065,929	1,053,099	+	1.2	10,249,317

Operating cost and expenses	1,025,628	998,492	+	2.7	9,861,807

Operating profit	40,301	54,607	–	26.2	387,510

Assets	341,616	306,140	+	11.6	3,284,769

Europe
Net sales:
Unaffiliated customers	¥1,090,712	¥968,938	+	12.6	$10,487,615
Intersegment	4,161	3,861	+	7.8	40,010

Total	1,094,873	972,799	+	12.5	10,527,625

Operating cost and expenses	1,071,552	946,282	+	13.2	10,303,385

Operating profit	23,321	26,517	–	12.1	224,240

Assets	533,865	546,625	–	2.3	5,133,318

Others
Net sales:
Unaffiliated customers	¥400,922	¥327,285	+	22.5	$3,855,019
Intersegment	591,677	503,119	+	17.6	5,689,202

Total	992,599	830,404	+	19.5	9,544,221

Operating cost and expenses	965,080	806,281	+	19.7	9,279,615

Operating profit	27,519	24,123	+	14.1	264,606

Assets	271,566	249,755	+	8.7	2,611,212

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(2,487,674)	(2,177,253)		—	(23,919,942)

Total	(2,487,674)	(2,177,253)		—	(23,919,942)

Operating cost and expenses	(2,344,341)	(2,032,849)		—	(22,541,740)

Operating profit	(143,333)	(144,404)		—	(1,378,202)

Assets	646,295	478,902	+	35.0	6,214,375

Consolidated
Net sales:
Unaffiliated customers	¥3,467,853	¥3,198,072	+	8.4	$33,344,740
Intersegment	—	—		—	—

Total	3,467,853	3,198,072	+	8.4	33,344,740

Operating cost and expenses	2,924,060	2,743,648	+	6.6	28,115,961

Operating profit	543,793	454,424	+	19.7	5,228,779

Assets	3,587,021	3,182,148	+	12.7	34,490,587

Notes:	1.
General corporate expenses of JPY136,929 million (U.S.$1,316,625 thousand) and JPY147,616 million in the years ended December 31, 2004 and 2003, respectively, are included in “Corporate and Eliminations.” For the fiscal year ended December 31, 2004,a gain of JPY17,141 million (U.S.$164,817 thousand) is also included, which relates to the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.

2.
Corporate assets of JPY1,430,599 million (U.S.$13,755,760 thousand) and JPY1,185,506 million as of December 31, 2004 and 2003, respectively, which mainly consist of cash and cash equivalents, marketable securities, investments and corporate properties, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	December 31,	December 31,	Change	December 31,
	2004	2003		2004
ASSETS
Current assets:
Cash and cash equivalents	¥887,774	¥690,298	¥197,476	$8,536,288
Marketable securities	1,554	1,324	230	14,942
Trade receivables	602,790	539,006	63,784	5,796,058
Inventories	489,128	444,244	44,884	4,703,154
Prepaid expenses and other current assets	250,906	255,905	(4,999)	2,412,558

Total current assets	2,232,152	1,930,777	301,375	21,463,000

Noncurrent receivables	14,567	16,543	(1,976)	140,067
Investments	97,461	78,912	18,549	937,125
Property, plant and equipment, net	961,714	846,433	115,281	9,247,250
Other assets	281,127	309,483	(28,356)	2,703,145

Total assets	¥3,587,021	¥3,182,148	¥404,873	$34,490,587

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans	¥9,879	¥39,136	¥(29,257)	$94,990
Trade payables	465,396	391,181	74,215	4,474,962
Income taxes	105,565	83,064	22,501	1,015,048
Accrued expenses	205,296	193,657	11,639	1,974,000
Other current liabilities	197,029	120,265	76,764	1,894,510

Total current liabilities	983,165	827,303	155,862	9,453,510
Long-term debt, excluding current installments	28,651	59,260	(30,609)	275,490
Accrued pension and severance cost	132,522	238,001	(105,479)	1,274,250
Other noncurrent liabilities	45,993	30,843	15,150	442,240

Total liabilities	1,190,331	1,155,407	34,924	11,445,490

Minority interests	186,794	161,196	25,598	1,796,097

Stockholders’ equity:
Common stock	173,864	168,892	4,972	1,671,769
Additional paid-in capital	401,773	396,939	4,834	3,863,202
Retained earnings	1,740,834	1,450,440	290,394	16,738,788
Accumulated other comprehensive income (loss)	(101,312)	(143,275)	41,963	(974,154)
Treasury stock	(5,263)	(7,451)	2,188	(50,605)

Total stockholders’ equity	2,209,896	1,865,545	344,351	21,249,000

Total liabilities and stockholders’ equity	¥3,587,021	¥3,182,148	¥404,873	$34,490,587

			Thousands of
	Millions of yen		U.S. dollars
	As of	As of	As of
	December 31,	December 31,	December 31,
	2004	2003	2004
Allowance for doubtful receivables	¥11,657	¥14,423	$112,087
Accumulated depreciation	1,173,305	1,118,183	11,281,779
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(79,751)	(83,801)	(766,837)
Net unrealized gains (losses) on securities	7,470	6,784	71,827
Net gains (losses) on derivative financial instruments	(693)	(297)	(6,663)
Minimum pension liability adjustments	(28,338)	(65,961)	(272,481)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6. CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

			Thousands of
	Millions of yen		U.S. dollars
	Year ended	Year ended	Year ended
	December 31, 2004	December 31, 2003	December 31, 2004
Balance at beginning of year	¥1,450,440	¥1,203,248	$13,946,538
Net income	343,344	275,730	3,301,385
Cash dividends	(52,950)	(28,538)	(509,135)

Balance at end of year	¥1,740,834	¥1,450,440	$16,738,788

7. CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
	Millions of yen		U.S. dollars
	Year ended	Year ended	Year ended
	December 31, 2004	December 31, 2003	December 31, 2004
Cash flows from operating activities:
Net income	¥343,344	¥275,730	$3,301,385
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	192,692	183,604	1,852,808
Loss on disposal of property, plant and equipment	24,597	12,639	236,510
Deferred income taxes	9,060	(3,035)	87,115
Increase in trade receivables	(53,595)	(36,638)	(515,337)
Increase in inventories	(40,050)	(15,823)	(385,096)
Increase in trade payables	65,873	1,129	633,394
Increase in income taxes	21,689	3,441	208,548
Increase in accrued expenses	8,196	37,131	78,808
Increase(decrease) in accrued pension and severance cost	(16,924)	29,445	(162,731)
Other, net	6,647	(21,974)	63,913

Net cash provided by operating activities	561,529	465,649	5,399,317
Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(256,714)	(199,720)	(2,468,404)
Proceeds from sale of property, plant and equipment	7,431	9,354	71,452
Payment for purchase of available-for-sale securities	(21,932)	(249)	(210,885)
Proceeds from sale of available-for-sale securities	9,735	6,544	93,606
Payment for purchase of other investments	(8,628)	(24,341)	(82,962)
Other	17,141	8,464	164,818

Net cash used in investing activities	(252,967)	(199,948)	(2,432,375)
Cash flows from financing activities:
Proceeds from long-term debt	2,115	4,132	20,337
Repayment of long-term debt	(43,175)	(25,301)	(415,144)
Decrease in short-term loans	(3,046)	(49,224)	(29,288)
Dividends paid	(52,950)	(28,538)	(509,135)
Other	(5,212)	(3,108)	(50,116)

Net cash used in financing activities	(102,268)	(102,039)	(983,346)
Effect of exchange rate changes on cash and cash equivalents	(8,818)	5,365	(84,789)

Net change in cash and cash equivalents	197,476	169,027	1,898,807
Cash and cash equivalents at beginning of year	690,298	521,271	6,637,481

Cash and cash equivalents at end of year	¥887,774	¥690,298	$8,536,288

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	CHANGES IN GROUP OF ENTITIES

Subsidiaries

Addition:	8 companies
Removal:	22 companies

Affiliates (Carried at Equity Basis)

Addition:	1 company
Removal:	3 companies

(2)	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America, except for the segment information, as required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

1.	Marketable Securities and Investments
Canon’s consolidated financial statements are based on Statement of Financial Accounting Standards No. 115 (SFAS 115), “Accounting for Certain Investments in Debt and Equity Securities.” Under SFAS 115, certain investments in debt and equity securities should be classified as trading, available-for-sale or held-to-maturity. Canon’s marketable securities and investments consist of available-for-sale and held-to-maturity securities. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized.

2.	Inventories
Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

3.	Depreciation
Depreciation is calculated principally by the declining-balance method over the estimated useful lives of assets.

4.	Accrued pension and severance cost
Canon has been adopting Statement of Financial Accounting Standards No. 87, “Employer’s Accounting for Pensions.” The Company and certain of its domestic subsidiaries obtained approvals from government for the exemption for the return of past benefits obligation through July 2004, and transferred the substitutional portion of the benefits obligations related to past service and the related portion of the plan assets of Employees Pension Funds to the government. The Company and certain of its domestic subsidiaries recognized a gain of JPY17,141 million (U.S.$164,817 thousand) in selling, general and administrative expenses for the year ended December 31, 2004.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

9. MARKETABLE SECURITIES AND DERIVATIVE CONTRACTS

(1) MARKET VALUE ON MARKETABLE SECURITIES

	Millions of yen
	As of December 31, 2004			As of December 31, 2003
			Unrealized			Unrealized
	Acquisition	Estimated	Holding	Acquisition	Estimated	Holding
	Cost	Fair Value	Gains/Losses	Cost	Fair Value	Gains/Losses
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	¥—	¥—	¥—	¥65	¥61	¥(4)
Corporate debt securities	138	138	—	7	7	—
Bank debt securities	71	71	—	71	71	—
Fund trust	92	132	40	51	63	12
Equity securities	1,117	1,213	96	1,044	1,122	78

	¥1,418	¥1,554	¥136	¥1,238	¥1,324	¥86

Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	¥536	¥537	¥1	¥243	¥238	¥(5)
Corporate debt securities	56	75	19	5,141	5,194	53
Fund trust	2,064	2,626	562	2,047	2,502	455
Equity securities	9,185	25,737	16,552	6,525	21,855	15,330
Held-to-maturity
Corporate debt securities	21,544	21,544	—	—	—	—

	¥33,385	¥50,519	¥17,134	¥13,956	¥29,789	¥15,833

	Thousands of U.S. dollars
	As of December 31, 2004
			Unrealized
	Acquisition	Estimated	Holding
	Cost	Fair Value	Gains/Losses
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	$—	$—	$—
Corporate debt securities	1,327	1,327	—
Bank debt securities	683	683	—
Fund trust	885	1,269	384
Equity securities	10,740	11,663	923

	$13,635	$14,942	$1,307

Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	$5,154	$5,163	$9
Corporate debt securities	538	722	184
Fund trust	19,846	25,250	5,404
Equity securities	88,318	247,471	159,153
Held-to-maturity
Corporate debt securities	207,154	207,154	—

	$321,010	$485,760	$164,750

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2) DERIVATIVE CONTRACTS

	Millions of yen				Thousands of U.S. dollars
	As of December 31, 2004		As of December 31, 2003		As of December 31, 2004
	Contract	Estimated	Contract	Estimated	Contract	Estimated
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
Trade receivables and anticipated sales transactions:
To sell foreign currencies	¥584,208	¥(4,714)	¥447,543	¥(2,796)	$5,617,385	$(45,327)
To buy foreign currencies	34,201	(1,431)	22,384	(1,141)	328,856	(13,760)
Long-term debt (including current installments):
Interest rate swaps:
Receive-fixed	¥—	¥—	¥1,337	¥0	$—	$—
Pay-fixed	—	—	21,227	(55)	—	—

CANON INC.

NON-CONSOLIDATED

1. NON-CONSOLIDATED STATEMENTS OF INCOME

     ( Parent company only )

	Millions of yen
	Year ended	Year ended
	December 31,	December 31,
	2004	2003	Change(%)
Net sales	¥2,278,374	¥2,023,722	+	12.6
Cost of sales	1,433,570	1,250,336

Gross profit	844,804	773,386	+	9.2
Selling, general and administrative expenses	461,520	453,347

Operating profit	383,284	320,039	+	19.8
Other income (deductions):
Interest and dividend income	13,185	9,950
Interest expense	(106)	(258)
Other, net	(113)	(9,115)

	12,966	577

Ordinary profit	396,250	320,616	+	23.6

Non-ordinary gain (loss), net	(10,427)	40,134

Income before income taxes	385,823	360,750
Income taxes	136,572	132,083

Net income	¥249,251	¥228,667	+	9.0

Earnings per share:	Yen

Basic	¥281.30	¥260.03

2. DETAILS OF SALES

     ( Parent company only )

Sales by product
	Millions of yen
	Year ended	Year ended
	December 31,	December 31,
	2004	2003	Change(%)
Business machines:
Office Imaging Products	¥500,940	¥475,880	+	5.3
Computer peripherals	978,247	920,129	+	6.3

	1,479,187	1,396,009	+	6.0
Cameras	604,474	486,260	+	24.3
Optical and other products	194,713	141,453	+	37.7

Total	¥2,278,374	¥2,023,722	+	12.6

Sales by region
	Millions of yen
	Year ended	Year ended
	December 31,	December 31,
	2004	2003	Change(%)
Japan	¥359,840	¥338,965	+	6.2
Overseas:
Americas	784,028	733,713	+	6.9
Europe	775,218	659,181	+	17.6
Other areas	359,288	291,863	+	23.1

	1,918,534	1,684,757	+	13.9

Total	¥2,278,374	¥2,023,722	+	12.6

CANON INC.

NON-CONSOLIDATED

3. NON-CONSOLIDATED BALANCE SHEETS

     ( Parent company only )

	Millions of yen
	As of	As of
	December 31,	December 31,
	2004	2003	Change
ASSETS
Current assets:
Cash	¥294,479	¥197,700	¥96,779
Trade receivables	740,296	650,935	89,361
Marketable securities	132	63	69
Inventories	200,314	178,687	21,627
Prepaid expenses and other current assets	133,995	131,089	2,906
Allowance for doubtful accounts	(2,873)	(7,046)	4,173

Total current assets	1,366,343	1,151,428	214,915

Fixed assets:
Net property, plant and equipment	569,392	461,971	107,421
Intangibles	19,834	19,422	412
Investments	429,331	426,536	2,795
Allowance for doubtful accounts	(97)	(40)	(57)

Total fixed assets	1,018,460	907,889	110,571

Total assets	¥2,384,803	¥2,059,317	¥325,486

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade payables	¥329,265	¥281,208	¥48,057
Short-term loans	37,732	49,603	(11,871)
Income taxes	81,387	62,713	18,674
Other current liabilities	189,469	104,430	85,039

Total current liabilities	637,853	497,954	139,899

Convertible debenture and long-term debt	1,796	11,735	(9,939)
Accrued pension and severance cost	92,595	104,230	(11,635)
Accrued directors’ retirement benefits	1,152	1,238	(86)

Total noncurrent liabilities	95,543	117,203	(21,660)

Total liabilities	733,396	615,157	118,239

Stockholders’ equity:
Common stock	173,864	168,892	4,972
Capital surplus	305,392	300,428	4,964
Retained earnings	1,168,877	974,276	194,601
Net unrealized gains on securities	8,537	8,015	522
Treasury stock	(5,263)	(7,451)	2,188

Total stockholders’ equity	1,651,407	1,444,160	207,247

Total liabilities and stockholders’ equity	¥2,384,803	¥2,059,317	¥325,486

	Millions of yen
	As of	As of
	December 31,	December 31,
	2004	2003
Accumulated depreciation	¥632,183	¥597,270

NON-CONSOLIDATED

Directors

(1) Directors to be retired

Senior Managing Director	Kinya Uchida	(Adviser to be appointed)

Managing Director	Ikuo Soma	(President, Canon Finetech Inc. to be appointed)

(2) Candidates for Directors to be promoted

Managing Director	Yoroku Adachi	(Director; President, Canon (China) Co., Ltd. (present))

Managing Director	Yasuo Mitsuhashi	(Director; Chief Executive, Peripheral Products Operations (present))

CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2004

SUPPLEMENTARY REPORT

PAGE
1.	SALES BY REGION AND PRODUCT (2004)	S1
2.	SALES BY REGION AND PRODUCT (2005/Projection)	S2
3.	SEGMENT INFORMATION BY PRODUCT (2004)	S3
4.	OTHER INCOME / DEDUCTIONS (2004)	S3
5.	SEGMENT INFORMATION BY PRODUCT (2005/Projection)	S4
6.	OTHER INCOME / DEDUCTIONS (2005/Projection)	S4
7.	SALES COMPOSITION BY PRODUCT	S5
8.	SALES GROWTH IN LOCAL CURRENCY	S5
9.	P&L SUMMARY (1st Quarter 2005/Projection)	S6
10.	PROFITABILITY	S6
11.	IMPACT OF FOREIGN EXCHANGE RATES	S6
12.	STATEMENTS OF CASH FLOWS	S6
13.	R&D EXPENDITURE	S7
14.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S7
15.	INVENTORIES	S7
16.	DEBT RATIO	S7
17.	OVERSEAS PRODUCTION RATIO	S7
18.	NUMBER OF EMPLOYEES	S7

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY REGION AND PRODUCT (2004)	(Millions of yen)

	2004		2003		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Japan
Business machines	172,541	602,772	163,297	587,807	+5.7%	+2.5%
Office imaging products	86,863	336,214	83,232	316,156	+4.4%	+6.3%
Computer peripherals	61,894	178,783	59,083	175,680	+4.8%	+1.8%
Business information products	23,784	87,775	20,982	95,971	+13.4%	-8.5%
Cameras	36,389	124,403	36,869	112,027	-1.3%	+11.0%
Optical and other products	30,938	122,559	27,787	101,566	+11.3%	+20.7%

Total	239,868	849,734	227,953	801,400	+5.2%	+6.0%

Overseas
Business machines	493,139	1,785,181	445,890	1,706,993	+10.6%	+4.6%
Office imaging products	214,271	784,758	200,534	765,839	+6.9%	+2.5%
Computer peripherals	270,105	971,131	237,137	913,632	+13.9%	+6.3%
Business information products	8,763	29,292	8,219	27,522	+6.6%	+6.4%
Cameras	214,366	638,676	177,115	541,513	+21.0%	+17.9%
Optical and other products	33,756	194,262	43,927	148,166	-23.2%	+31.1%

Total	741,261	2,618,119	666,932	2,396,672	+11.1%	+9.2%

Americas
Business machines	206,347	762,592	191,464	771,983	+7.8%	-1.2%
Office imaging products	94,355	355,375	93,509	369,795	+0.9%	-3.9%
Computer peripherals	107,754	392,800	94,085	388,022	+14.5%	+1.2%
Business information products	4,238	14,417	3,870	14,166	+9.5%	+1.8%
Cameras	95,181	262,873	84,686	245,019	+12.4%	+7.3%
Optical and other products	8,895	33,960	6,429	28,164	+38.4%	+20.6%

Total	310,423	1,059,425	282,579	1,045,166	+9.9%	+1.4%

Europe
Business machines	227,892	794,601	202,931	724,227	+12.3%	+9.7%
Office imaging products	100,790	350,644	90,327	325,905	+11.6%	+7.6%
Computer peripherals	123,205	431,742	108,882	387,662	+13.2%	+11.4%
Business information products	3,897	12,215	3,722	10,660	+4.7%	+14.6%
Cameras	89,461	277,307	68,254	219,219	+31.1%	+26.5%
Optical and other products	5,531	21,387	7,138	25,596	-22.5%	-16.4%

Total	322,884	1,093,295	278,323	969,042	+16.0%	+12.8%

Other areas
Business machines	58,900	227,988	51,495	210,783	+14.4%	+8.2%
Office imaging products	19,126	78,739	16,698	70,139	+14.5%	+12.3%
Computer peripherals	39,146	146,589	34,170	137,948	+14.6%	+6.3%
Business information products	628	2,660	627	2,696	+0.2%	-1.3%
Cameras	29,724	98,496	24,175	77,275	+23.0%	+27.5%
Optical and other products	19,330	138,915	30,360	94,406	-36.3%	+47.1%

Total	107,954	465,399	106,030	382,464	+1.8%	+21.7%

Total
Business machines	665,680	2,387,953	609,187	2,294,800	+9.3%	+4.1%
Office imaging products	301,134	1,120,972	283,766	1,081,995	+6.1%	+3.6%
Computer peripherals	331,999	1,149,914	296,220	1,089,312	+12.1%	+5.6%
Business information products	32,547	117,067	29,201	123,493	+11.5%	-5.2%
Cameras	250,755	763,079	213,984	653,540	+17.2%	+16.8%
Optical and other products	64,694	316,821	71,714	249,732	-9.8%	+26.9%

Total	981,129	3,467,853	894,885	3,198,072	+9.6%	+8.4%

(Note)
From the 1st quarter of 2004, Canon changed the classification of product categories with regard to its information system business, which had been classified in “Optical and other products”, to “Business machines(Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for the year 2003 has been reclassified to conform with the current classification.

-S1-

Canon Inc.

2. SALES BY REGION AND PRODUCT (2005/Projection)	(Millions of yen)

	2005 (P)				2004				Change year over year
	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year
Japan
Business machines	145,300	297,900	319,200	617,100	144,502	291,710	311,062	602,772	+0.6%	+2.1%	+2.6%	+2.4%
Office imaging products	90,700	180,900	181,200	362,100	82,909	166,831	169,383	336,214	+9.4%	+8.4%	+7.0%	+7.7%
Computer peripherals	38,100	83,500	105,300	188,800	39,011	81,338	97,445	178,783	-2.3%	+2.7%	+8.1%	+5.6%
Business information products	16,500	33,500	32,700	66,200	22,582	43,541	44,234	87,775	-26.9%	-23.1%	-26.1%	-24.6%
Cameras	28,000	62,700	76,800	139,500	26,914	58,846	65,557	124,403	+4.0%	+6.5%	+17.1%	+12.1%
Optical and other products	30,300	56,900	49,400	106,300	29,696	63,206	59,353	122,559	+2.0%	-10.0%	-16.8%	-13.3%

Total	203,600	417,500	445,400	862,900	201,112	413,762	435,972	849,734	+1.2%	+0.9%	+2.2%	+1.5%

Overseas
Business machines	435,200	891,600	979,700	1,871,300	414,812	850,551	934,630	1,785,181	+4.9%	+4.8%	+4.8%	+4.8%
Office imaging products	188,300	389,600	410,800	800,400	186,401	387,417	397,341	784,758	+1.0%	+0.6%	+3.4%	+2.0%
Computer peripherals	239,700	486,800	552,100	1,038,900	221,771	449,334	521,797	971,131	+8.1%	+8.3%	+5.8%	+7.0%
Business information products	7,200	15,200	16,800	32,000	6,640	13,800	15,492	29,292	+8.4%	+10.1%	+8.4%	+9.2%
Cameras	129,900	299,700	363,900	663,600	130,311	288,487	350,189	638,676	-0.3%	+3.9%	+3.9%	+3.9%
Optical and other products	56,300	116,200	116,000	232,200	51,817	95,620	98,642	194,262	+8.7%	+21.5%	+17.6%	+19.5%

Total	621,400	1,307,500	1,459,600	2,767,100	596,940	1,234,658	1,383,461	2,618,119	+4.1%	+5.9%	+5.5%	+5.7%

Americas
Business machines	180,200	363,200	390,300	753,500	178,655	365,696	396,896	762,592	+0.9%	-0.7%	-1.7%	-1.2%
Office imaging products	80,900	166,300	174,400	340,700	85,281	175,969	179,406	355,375	-5.1%	-5.5%	-2.8%	-4.1%
Computer peripherals	96,200	190,400	208,100	398,500	90,190	183,038	209,762	392,800	+6.7%	+4.0%	-0.8%	+1.5%
Business information products	3,100	6,500	7,800	14,300	3,184	6,689	7,728	14,417	-2.6%	-2.8%	+0.9%	-0.8%
Cameras	49,200	113,900	145,500	259,400	51,541	114,177	148,696	262,873	-4.5%	-0.2%	-2.1%	-1.3%
Optical and other products	7,500	16,700	18,700	35,400	7,382	15,008	18,952	33,960	+1.6%	+11.3%	-1.3%	+4.2%

Total	236,900	493,800	554,500	1,048,300	237,578	494,881	564,544	1,059,425	-0.3%	-0.2%	-1.8%	-1.1%

Europe
Business machines	196,300	408,200	460,600	868,800	184,783	375,566	419,035	794,601	+6.2%	+8.7%	+9.9%	+9.3%
Office imaging products	86,500	182,100	192,400	374,500	82,196	172,137	178,507	350,644	+5.2%	+5.8%	+7.8%	+6.8%
Computer peripherals	106,300	218,800	260,600	479,400	99,795	197,692	234,050	431,742	+6.5%	+10.7%	+11.3%	+11.0%
Business information products	3,500	7,300	7,600	14,900	2,792	5,737	6,478	12,215	+25.4%	+27.2%	+17.3%	+22.0%
Cameras	58,500	137,300	158,700	296,000	56,832	129,162	148,145	277,307	+2.9%	+6.3%	+7.1%	+6.7%
Optical and other products	6,000	10,400	11,700	22,100	5,760	10,839	10,548	21,387	+4.2%	-4.1%	+10.9%	+3.3%

Total	260,800	555,900	631,000	1,186,900	247,375	515,567	577,728	1,093,295	+5.4%	+7.8%	+9.2%	+8.6%

Other areas
Business machines	58,700	120,200	128,800	249,000	51,374	109,289	118,699	227,988	+14.3%	+10.0%	+8.5%	+9.2%
Office imaging products	20,900	41,200	44,000	85,200	18,924	39,311	39,428	78,739	+10.4%	+4.8%	+11.6%	+8.2%
Computer peripherals	37,200	77,600	83,400	161,000	31,786	68,604	77,985	146,589	+17.0%	+13.1%	+6.9%	+9.8%
Business information products	600	1,400	1,400	2,800	664	1,374	1,286	2,660	-9.6%	+1.9%	+8.9%	+5.3%
Cameras	22,200	48,500	59,700	108,200	21,938	45,148	53,348	98,496	+1.2%	+7.4%	+11.9%	+9.9%
Optical and other products	42,800	89,100	85,600	174,700	38,675	69,773	69,142	138,915	+10.7%	+27.7%	+23.8%	+25.8%

Total	123,700	257,800	274,100	531,900	111,987	224,210	241,189	465,399	+10.5%	+15.0%	+13.6%	+14.3%

Total
Business machines	580,500	1,189,500	1,298,900	2,488,400	559,314	1,142,261	1,245,692	2,387,953	+3.8%	+4.1%	+4.3%	+4.2%
Office imaging products	279,000	570,500	592,000	1,162,500	269,310	554,248	566,724	1,120,972	+3.6%	+2.9%	+4.5%	+3.7%
Computer peripherals	277,800	570,300	657,400	1,227,700	260,782	530,672	619,242	1,149,914	+6.5%	+7.5%	+6.2%	+6.8%
Business information products	23,700	48,700	49,500	98,200	29,222	57,341	59,726	117,067	-18.9%	-15.1%	-17.1%	-16.1%
Cameras	157,900	362,400	440,700	803,100	157,225	347,333	415,746	763,079	+0.4%	+4.3%	+6.0%	+5.2%
Optical and other products	86,600	173,100	165,400	338,500	81,513	158,826	157,995	316,821	+6.2%	+9.0%	+4.7%	+6.8%

Total	825,000	1,725,000	1,905,000	3,630,000	798,052	1,648,420	1,819,433	3,467,853	+3.4%	+4.6%	+4.7%	+4.7%

(P)=Projection

-S2-

Canon Inc.

3. SEGMENT INFORMATION BY PRODUCT (2004)	(Millions of yen)

	2004		2003		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Business machines
Unaffiliated customers	665,680	2,387,953	609,187	2,294,800	+9.3%	+4.1%
Intersegment	—	—	—	—	—	—

Total sales	665,680	2,387,953	609,187	2,294,800	+9.3%	+4.1%

Operating profit	132,722	521,084	126,424	485,565	+5.0%	+7.3%
% of sales	19.9%	21.8%	20.8%	21.2%	—	—
Cameras
Unaffiliated customers	250,755	763,079	213,984	653,540	+17.2%	+16.8%
Intersegment	—	—	—	—	—	—

Total sales	250,755	763,079	213,984	653,540	+17.2%	+16.8%

Operating profit	39,597	130,798	37,829	126,318	+4.7%	+3.5%
% of sales	15.8%	17.1%	17.7%	19.3%	—	—
Optical and other products
Unaffiliated customers	64,694	316,821	71,714	249,732	-9.8%	+26.9%
Intersegment	36,006	138,419	28,279	132,389	+27.3%	+4.6%

Total sales	100,700	455,240	99,993	382,121	+0.7%	+19.1%

Operating profit	3,444	28,832	-6,819	-9,883	—	—
% of sales	3.4%	6.3%	-6.8%	-2.6%	—	—
Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—
Intersegment	-36,006	-138,419	-28,279	-132,389	—	—

Total sales	-36,006	-138,419	-28,279	-132,389	—	—

Operating profit	-43,645	-136,921	-44,546	-147,576	—	—
Consolidated
Unaffiliated customers	981,129	3,467,853	894,885	3,198,072	+9.6%	+8.4%
Intersegment	—	—	—	—	—	—

Total sales	981,129	3,467,853	894,885	3,198,072	+9.6%	+8.4%

Operating profit	132,118	543,793	112,888	454,424	+17.0%	+19.7%
% of sales	13.5%	15.7%	12.6%	14.2%	—	—

4. OTHER INCOME / DEDUCTIONS (2004)	(Millions of yen)

	2004		2003		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Interest & dividend, net	1,621	4,362	1,605	4,657	+16	-295
Forex gain / loss	-11,440	-17,800	-3,000	-20,311	-8,440	+2,511
Equity earnings / loss of affiliated companies	1,107	1,921	545	-1,124	+562	+3,045
Others, net	6,107	19,840	3,290	10,524	+2,817	+9,316

Total	-2,605	8,323	2,440	-6,254	-5,045	+14,577

(Note)
From the 1st quarter of 2004, Canon changed the classification of product categories with regard to its information system business, which had been classified in “Optical and other products”, to “Business machines(Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for the year 2003 has been reclassified to conform with the current classification.

-S3-

Canon Inc.

5. SEGMENT INFORMATION BY PRODUCT (2005/Projection)	(Millions of yen)

	2005 (P)				2004				Change year over year
	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year
Business machines
Unaffiliated customers	580,500	1,189,500	1,298,900	2,488,400	559,314	1,142,261	1,245,692	2,387,953	+3.8%	+4.1%	+4.3%	+4.2%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	580,500	1,189,500	1,298,900	2,488,400	559,314	1,142,261	1,245,692	2,387,953	+3.8%	+4.1%	+4.3%	+4.2%

Operating profit	133,400	264,400	314,400	578,800	124,594	248,761	272,323	521,084	+7.1%	+6.3%	+15.5%	+11.1%
% of sales	23.0%	22.2%	24.2%	23.3%	22.3%	21.8%	21.9%	21.8%	—	—	—	—
Cameras
Unaffiliated customers	157,900	362,400	440,700	803,100	157,225	347,333	415,746	763,079	+0.4%	+4.3%	+6.0%	+5.2%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	157,900	362,400	440,700	803,100	157,225	347,333	415,746	763,079	+0.4%	+4.3%	+6.0%	+5.2%

Operating profit	25,100	61,000	73,800	134,800	29,195	61,431	69,367	130,798	-14.0%	-0.7%	+6.4%	+3.1%
% of sales	15.9%	16.8%	16.7%	16.8%	18.6%	17.7%	16.7%	17.1%	—	—	—	—
Optical and other products
Unaffiliated customers	86,600	173,100	165,400	338,500	81,513	158,826	157,995	316,821	+6.2%	+9.0%	+4.7%	+6.8%
Intersegment	34,500	74,000	79,000	153,000	30,698	65,556	72,863	138,419	+12.4%	+12.9%	+8.4%	+10.5%

Total sales	121,100	247,100	244,400	491,500	112,211	224,382	230,858	455,240	+7.9%	+10.1%	+5.9%	+8.0%

Operating profit	11,400	20,700	10,000	30,700	11,747	15,159	13,673	28,832	-3.0%	+36.6%	-26.9%	+6.5%
% of sales	9.4%	8.4%	4.1%	6.2%	10.5%	6.8%	5.9%	6.3%	—	—	—	—
Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—	—	—	—
Intersegment	-34,500	-74,000	-79,000	-153,000	-30,698	-65,556	-72,863	-138,419	—	—	—	—

Total sales	-34,500	-74,000	-79,000	-153,000	-30,698	-65,556	-72,863	-138,419	—	—	—	—

Operating profit	-34,900	-81,100	-90,200	-171,300	-32,013	-71,975	-64,946	-136,921	—	—	—	—
Consolidated
Unaffiliated customers	825,000	1,725,000	1,905,000	3,630,000	798,052	1,648,420	1,819,433	3,467,853	+3.4%	+4.6%	+4.7%	+4.7%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	825,000	1,725,000	1,905,000	3,630,000	798,052	1,648,420	1,819,433	3,467,853	+3.4%	+4.6%	+4.7%	+4.7%

Operating profit	135,000	265,000	308,000	573,000	133,523	253,376	290,417	543,793	+1.1%	+4.6%	+6.1%	+5.4%
% of sales	16.4%	15.4%	16.2%	15.8%	16.7%	15.4%	16.0%	15.7%	—	—	—	—
(P)=Projection

6. OTHER INCOME / DEDUCTIONS (2005/Projection)	(Millions of yen)

	2005 (P)				2004				Change year over year
	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year
Interest & dividend, net	1,300	3,100	3,300	6,400	537	1,589	2,773	4,362	+763	+1,511	+527	+2,038
Forex gain / loss	-1,500	-5,200	-7,400	-12,600	-4,415	-5,160	-12,640	-17,800	+2,915	-40	+5,240	+5,200
Equity earnings / loss of affiliated companies	800	1,400	1,100	2,500	106	791	1,130	1,921	+694	+609	-30	+579
Others, net	1,400	5,700	5,000	10,700	6,111	9,378	10,462	19,840	-4,711	-3,678	-5,462	-9,140

Total	2,000	5,000	2,000	7,000	2,339	6,598	1,725	8,323	-339	-1,598	+275	-1,323

(P)=Projection

-S4-

Canon Inc.

7. SALES COMPOSITION BY PRODUCT

	2005 (P)				2004				2003
	1st quarter	1st half	2nd half	Year	4th quarter	1st half	2nd half	Year	4th quarter	Year
Office imaging products
Monochrome copying machines	59%	58%	57%	57%	59%	63%	60%	62%	64%	67%
Digital*	—	—	—	—	96%	93%	96%	95%	94%	93%
Analog*	—	—	—	—	4%	7%	4%	5%	6%	7%
Color copying machines	26%	27%	27%	27%	26%	23%	26%	24%	22%	20%
Others	15%	15%	16%	16%	15%	14%	14%	14%	14%	13%

Computer peripherals
Laser beam printers	74%	72%	67%	69%	67%	70%	71%	71%	65%	70%
Inkjet printers	25%	26%	31%	29%	31%	28%	27%	27%	32%	27%
(includes inkjet MFPs)
Others	1%	2%	2%	2%	2%	2%	2%	2%	3%	3%

Business information products
Personal computers	69%	68%	66%	67%	71%	75%	72%	74%	73%	76%
Others	31%	32%	34%	33%	29%	25%	28%	26%	27%	24%

Cameras
Film cameras / Lenses	15%	15%	14%	14%	14%	17%	15%	16%	18%	21%
Digital cameras	70%	70%	71%	71%	73%	67%	71%	69%	65%	61%
Video camcorders	15%	15%	15%	15%	13%	16%	14%	15%	17%	18%

Optical and other products
Semiconductor production equipment	69%	69%	63%	66%	51%	65%	62%	63%	56%	54%
Others	31%	31%	37%	34%	49%	35%	38%	37%	44%	46%

* Among office-use monochrome copying machines (hardware only)	(P)=Projection

8. SALES GROWTH IN LOCAL CURRENCY

	2005 (P)				2004
	1st quarter	1st half	2nd half	Year	4th quarter	1st half	2nd half	Year
Business machines
Japan	+0.6%	+2.1%	+2.6%	+2.4%	+5.7%	+0.4%	+4.6%	+2.5%
Overseas	+7.5%	+7.8%	+7.9%	+7.8%	+10.2%	+5.9%	+10.0%	+8.0%

Total	+5.7%	+6.3%	+6.6%	+6.5%	+9.0%	+4.5%	+8.7%	+6.6%

Cameras
Japan	+4.0%	+6.5%	+17.1%	+12.1%	-1.3%	+25.8%	+0.5%	+11.0%
Overseas	+1.6%	+6.1%	+6.6%	+6.4%	+20.0%	+26.8%	+15.6%	+20.5%

Total	+2.0%	+6.2%	+8.3%	+7.3%	+16.3%	+26.6%	+12.9%	+18.9%

Optical and other products
Japan	+2.0%	-10.0%	-16.8%	-13.3%	+11.3%	+35.4%	+8.1%	+20.7%
Overseas	+9.5%	+22.8%	+18.9%	+20.9%	-23.2%	+40.6%	+29.8%	+35.0%

Total	+6.8%	+9.8%	+5.5%	+7.7%	-9.8%	+38.5%	+20.9%	+29.2%

Total
Japan	+1.2%	+0.9%	+2.2%	+1.5%	+5.2%	+7.8%	+4.4%	+6.0%
Overseas	+6.4%	+8.6%	+8.4%	+8.5%	+10.6%	+12.3%	+12.6%	+12.5%
Americas	+4.0%	+5.2%	+2.6%	+3.8%	+13.0%	+5.8%	+10.7%	+8.3%
Europe	+5.6%	+7.6%	+10.7%	+9.2%	+11.0%	+11.5%	+11.7%	+11.6%
Other areas	+13.3%	+18.3%	+16.4%	+17.3%	+3.0%	+33.2%	+20.0%	+26.1%

Total	+5.1%	+6.6%	+6.9%	+6.8%	+9.2%	+11.2%	+10.6%	+10.9%

(P)=Projection

(Note)
From the 1st quarter of 2004, Canon changed the classification of product categories with regard to its information system business, which had been classified in “Optical and other products”, to “Business machines(Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for the year 2003 has been reclassified to conform with the current classification.

-S5-

Canon Inc.

9. P&L SUMMARY (1st Quarter 2005/Projection)	(Millions of yen)

	2005 (P)	2004	Change
	1st quarter	1st quarter	year over year
Net sales	825,000	798,052	+3.4%
Operating profit	135,000	133,523	+1.1%
Income before income taxes and minority interests	137,000	135,862	+0.8%
Net income	85,000	84,280	+0.9%
(P)=Projection

10. PROFITABILITY

	2005 (P)	2004		2003
	Year	4th quarter	Year	4th quarter	Year
ROE	15.2%	14.9%	16.8%	16.4%	15.9%
ROA	9.6%	9.2%	10.1%	9.5%	9.0%
(P)=Projection

11. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates	(Yen)

	2005 (P)		2004		2003
	1st quarter	Year	4th quarter	Year	4th quarter	Year
Yen/US$	103.00	103.00	105.86	108.12	108.92	115.61
Yen/Euro	135.00	135.00	137.14	134.57	129.47	131.02
(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)	(Billions of yen)

	2005 (P)		2004
	1st quarter	Year	4th quarter	Year
US$	-11.2	-58.1	-4.9	-77.7
Euro	+1.4	+2.7	+11.7	+20.3
Other currencies	-2.4	-9.1	+0.7	+0.4

Total	-12.2	-64.5	+7.5	-57.0

(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

	2005 (P)
	1st quarter	Year
On sales
US$	2.9	12.9
Euro	1.5	6.9
On operating profit
US$	1.6	7.3
Euro	1.0	5.0
(P)=Projection

12. STATEMENTS OF CASH FLOWS	(Millions of yen)

	2005 (P)	2004		2003
	Year	4th quarter	Year	4th quarter	Year
Net cash provided by operating activities
Net income	359,000	80,788	343,344	74,958	275,730
Depreciation and amortization	210,000	55,566	192,692	52,536	183,604
Other, net	56,000	37,883	25,493	11,713	6,315

Total	625,000	174,237	561,529	139,207	465,649
Net cash used in investing activities	-420,000	-77,862	-252,967	-40,031	-199,948
Free cash flow	205,000	96,375	308,562	99,176	265,701
Net cash provided by (used in) financing activities	-71,174	-11,491	-102,268	-7,864	-102,039
Effect of exchange rate changes on cash & cash equivalents	0	-9,855	-8,818	13,764	5,365
Net change in cash and cash equivalents	133,826	75,029	197,476	105,076	169,027
Cash and cash equivalents at end of each period	1,021,600	887,774	887,774	690,298	690,298

(P)=Projection

-S6-

Canon Inc.

13. R&D EXPENDITURE	(Millions of yen)

	2005 (P)	2004	2003
	Year	Year	Year
Business machines	—	120,916	119,975
Cameras	—	35,549	31,687
Optical and other products	—	118,835	107,478

Total	305,000	275,300	259,140

% of sales	8.4%	7.9%	8.1%
(P)=Projection

14. CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	(Millions of yen)

	2005 (P)	2004	2003
	Year	Year	Year
Capital expenditure
Business machines	—	134,128	106,013
Cameras	—	39,783	25,894
Optical and other products	—	52,264	31,170
Corporate and eliminations	—	92,555	46,961

Total	375,000	318,730	210,038

Depreciation and amortization
Business machines	—	115,830	118,806
Cameras	—	21,880	17,712
Optical and other products	—	24,895	20,276
Corporate and eliminations	—	30,087	26,810

Total	210,000	192,692	183,604

(P)=Projection

15. INVENTORIES

(1) Inventories	(Millions of yen)

	2004	2003
	Dec.31	Dec.31	Difference
Business machines	244,050	241,477	+2,573
Cameras	90,620	64,043	+26,577
Optical and other products	154,458	138,724	+15,734

Total	489,128	444,244	+44,884

(2) Inventories/Sales*	(Days)

	2004	2003
	Dec.31	Dec.31	Difference
Business machines	36	38	-2
Cameras	40	32	+8
Optical and other products	178	191	-13

Total	49	49	0

* Index based on the previous six months sales.

16. DEBT RATIO

	2004	2003
	Dec.31	Dec.31	Difference
Total debt / Total assets	1.1%	3.1%	-2.0%

17. OVERSEAS PRODUCTION RATIO

	2004	2003
	Year	Year
Overseas production ratio	42%	42%

18. NUMBER OF EMPLOYEES

	2004	2003
	Dec.31	Dec.31	Difference
Japan	46,103	45,380	+723
Overseas	62,154	57,187	+4,967

Total	108,257	102,567	+5,690

(Note)
From the 1st quarter of 2004, Canon changed the classification of product categories with regard to its information system business, which had been classified in “Optical and other products”, to “Business machines(Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for the year 2003 has been reclassified to conform with the current classification.

-S7-